1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:
Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Reports a 14.4% Quarter-over-Quarter

Decline in Revenues Resulting in Earnings per Share of NT$ -0.09 or

Earnings per ADS of US$ -0.02 for First Quarter 2013

Taichung, Taiwan, April 30, 2013–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2013 were NT$ 13,819 million, which represented a 14.4% decline in revenues compared to the fourth quarter of 2012 and a 8.6% decline in revenues compared to the first quarter of 2012. SPIL reported a net loss of NT$ 292 million for the first quarter of 2013, compared with a net income of NT$ 1,590 million and a net income of NT$ 891 million for the fourth quarter of 2012 and the first quarter of 2012, respectively.

Diluted earnings per ordinary share for this quarter was NT$ -0.09, and diluted earnings per ADS was US$ -0.02.

All figures were prepared in accordance with TIFRS on a consolidated basis.

Operating results review:

•

For the first quarter of 2013, net revenues from IC packaging were NT$ 12,409 million and represented 90% of total net revenues. Net revenues from testing operations were NT$ 1,410 million and represented 10% of total net revenues.

•	Cost of goods sold was NT$ 11,802 million, representing a decrease of 9.9% compared to the fourth quarter of 2012 and a decrease of 8.5% compared to the first quarter of 2012.

•

Raw materials costs were NT$ 5,483 million for the first quarter of 2013 and represented 39.7% of total net revenues, whereas raw materials costs were NT$ 6,176 million and represented 38.3% of total net revenues for the fourth quarter of 2012.

•

Gross profit was NT$ 2,017 million for the first quarter of 2013, representing a gross margin of 14.6%, which decreased from a gross margin of 18.8% for the fourth quarter of 2012 and was down from 14.7% for the first quarter of 2012.

•

Total operating expenses for the first quarter of 2013 were NT$ 1,380 million, which included selling expenses of NT$ 179 million, administrative expenses of NT$ 506 million and R&D expenses of NT$ 695 million. Total operating expenses represented 10.0% of total net revenues for the first quarter of 2013.

•

Operating income was NT$ 637 million for the first quarter of 2013, representing an operating margin of 4.6%, which decreased from 9.9% for the fourth quarter of 2012 and decreased from 6.8% for the first quarter of 2012.

•	Non-operating items:

•

Our net currency exchange gain of NT$ 110 million for the first quarter of 2013 was mainly due to depreciation of foreign currency denominated liabilities as a result of a depreciation in the foreign currency exchange rate of Japanese Yen against NT dollar, our reporting currency.

•	SPIL and its subsidiary Siliconware USA, Inc. have entered into a settlement agreement with Tessera. The settlement amount of US$ 30 million was recognized.

•

Net loss before tax was NT$ 203 million for the first quarter of 2013, which decreased from a net income before tax of NT$ 1,974 million for the fourth quarter of 2012 and decreased from a net income before tax of NT$ 1,080 million for the first quarter of 2012.

•

Income tax expense was NT$ 89 million for the first quarter of 2013, compared with income tax expense of NT$ 384 million for the fourth quarter of 2012 and income tax expense of NT$ 189 million for the first quarter of 2012.

•

Net loss was NT$ 292 million for the first quarter of 2013, which decreased from a net income of NT$ 1,590 million for the fourth quarter of 2012 and decreased from a net income of NT$ 891 million for the first quarter of 2012.

•	Total number of shares outstanding was 3,078 million shares as of Mar 31,2013. Diluted earnings per ordinary share for this quarter was NT$ -0.09, or US$ -0.02 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 17,413 million as of Mar 31, 2013 from NT$ 15,852 million as of Dec 31, 2012, and NT$ 17,201 million as of Mar 31, 2012.

•	Capital expenditures for the first quarter of 2013 totaled NT$ 3,016 million, which included NT$ 2,251 million for packaging equipment and NT$ 765 million for testing equipment.

•	Total depreciation expenses for the first quarter of 2013 totaled NT$ 2,500 million, which included NT$ 1,901 million was from packaging operations and NT$ 599 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 12,409 million for the first quarter of 2013, which represented a decrease of NT$ 2,095 million or 14.4% compared to the fourth quarter of 2012.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 38%, 26% and 26%, respectively, of total net revenues for the first quarter of 2013.

•

Capital expenditures for IC packaging operations totaled NT$ 2,251 million for the first quarter of 2013, which included NT$ 1,373 million for packaging and building construction and NT$ 878 million for wafer bumping operations.

•	As of Mar 31, 2013 we had 7,805 wirebonders installed.

IC testing service:

•	Net revenues from testing operations were NT$ 1,410 million for the first quarter of 2013, which represented a decrease of NT$ 232 million or 14.1% compared to the fourth quarter of 2012.

•	Capital expenditures for testing operations totaled NT$ 765 million for the first quarter of 2013.

•	As of Mar 31, 2013 we had 403 testers installed, of which 9 were added and 1 was disposed in the first quarter of 2013.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q13	4Q12
Communication	55%	53%
Computing	16%	14%
Consumer	22%	24%
Memory	7%	9%

•	Breakdown by packaging type:

By packaging type	1Q13	4Q12
Bumping & Flip Chip	26%	24%
Substrate Based	38%	42%
Leadframe Based	26%	24%
Testing	10%	10%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared under TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Mar 31, 2013 reflect our gains or losses attributable to the first quarter of 2013 unaudited financial results of several of our investees which are evaluated under the equity method. The consolidated financial data for our company for the three months ended Mar 31, 2013 is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Mar 31, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2013			Mar 31, 2012		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	583,827	17,412,640	18	17,201,177	20	211,463	1
Accounts receivable	378,576	11,291,031	11	10,556,236	12	734,795	7
Inventories	115,827	3,454,543	4	4,002,652	5	(548,109)	–14
Other current assets	56,393	1,681,929	2	1,359,170	1	322,759	24

Total current assets	1,134,623	33,840,143	35	33,119,235	38	720,908	2

Non-current Assets
Available-for-sale financial assets	195,539	5,831,957	6	6,852,966	8	(1,021,009)	–15
Long-term investment under equity method	22,387	667,702	1	181,936	—	485,766	267
Property, plant and equipment	1,803,659	53,794,138	56	43,224,405	50	10,569,733	24
Intangible assets	15,641	466,479	—	565,659	1	(99,180)	–18
Other assets	63,398	1,890,857	2	2,181,292	3	(290,435)	–13

Total non-current assets	2,100,625	62,651,133	65	53,006,258	62	9,644,875	18

Total Assets	3,235,248	96,491,276	100	86,125,493	100	10,365,783	12

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,535,125	3	2,065,700	3	469,425	23
Accounts payable	203,817	6,078,852	6	6,790,190	8	(711,338)	–10
Current portion of long-term debt	105,842	3,156,730	3	—	—	3,156,730	—
Other current liability	387,805	11,566,285	11	6,238,097	7	5,328,188	85
Non-current Liabilities
Long-term loans	411,337	12,268,120	13	9,418,654	11	2,849,466	30
Other liabilities	37,584	1,120,933	1	1,099,359	1	21,574	2

Total Liabilities	1,231,385	36,726,045	38	25,612,000	30	11,114,045	43

Stockholders’ Equity
Capital stock	1,044,882	31,163,611	32	31,163,611	36	—	—
Capital reserve	552,226	16,470,154	17	16,452,634	19	17,520	—
Legal reserve	256,356	7,645,816	8	7,162,092	8	483,724	7
Retained earnings	158,432	4,725,232	6	5,190,329	6	(465,097)	–9
Other equity	24,295	724,606	1	1,509,015	2	(784,409)	–52
Treasury stock	(32,328)	(964,188)	–1	(964,188)	–1	—	—

Total Equity	2,003,864	59,765,231	62	60,513,493	70	(748,262)	—

Total Liabilities & Shareholders’ Equity	3,235,248	96,491,276	100	86,125,493	100	10,365,783	12

Forex ( NT$ per US$ )		29.825		29.51

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

Consolidated Statement of Comprehensive Income

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q2013				1Q 2012		YOY	1Q 2013	4Q 2012		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	468,766		13,819,210	100.0		15,117,682	–8.6	13,819,210		16,145,575	–14.4
Cost of Goods Sold	(400,351)		(11,802,344)	–85.4		(12,899,852)	–8.5	(11,802,344)		(13,105,280)	–9.9

Gross Profit	68,415		2,016,866	14.6		2,217,830	–9.1	2,016,866		3,040,295	–33.7

Operating Expenses
Selling Expenses	(6,057)		(178,566)	–1.3		(175,531)	1.7	(178,566)		(202,768)	–11.9
Administrative Expenses	(17,156)		(505,772)	–3.7		(459,521)	10.1	(505,772)		(527,396)	–4.1
Research and Development Expenses	(23,590)		(695,429)	–5.0		(556,945)	24.9	(695,429)		(709,761)	–2.0

	(46,803)		(1,379,767)	–10.0		(1,191,997)	15.8	(1,379,767)		(1,439,925)	–4.2

Operating Income	21,611		637,099	4.6		1,025,833	–37.9	637,099		1,600,370	–60.2

Non-operating Income	5,889		173,603	1.3		148,153	17.2	173,603		515,154	–66.3
Non-operating Expenses	(34,373)		(1,013,317)	–7.3		(94,104)	976.8	(1,013,317)		(141,513)	616.1

Income from Continuing Operations before Income Tax	(6,873)		(202,615)	–1.5		1,079,882	–118.8	(202,615)		1,974,011	–110.3
Income Tax Credit (Expenses)	(3,027)		(89,242)	–0.6		(188,414)	–52.6	(89,242)		(384,421)	–76.8

Net Income	(9,900)		(291,857)	–2.1		891,468	–132.7	(291,857)		1,589,590	–118.4

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	7,341		216,418			(142,000)				(23,988)
Unrealized valuation profit and loss of available-for-sale financial assets	14,841		437,506			1,535,820				(1,130,582)
Actuarial gain and loss of defined benefit plan	—		—			—				(20,156)
Tax effect of other comprehensive income items	(953)		(28,082)			(190,460)				50,961

Total other comprehensive income	21,229		625,842			1,203,360				(1,123,765)

Total comprehensive income	11,329		333,985			2,094,828				465,825

Earnings Per Ordinary Share - Diluted		NT$	–0.09		NT$	0.29			NT$	0.52

Earnings Per ADS - Diluted		US$	–0.02		US$	0.05			US$	0.09

Weighted Average Outstanding Shares - Diluted (‘k)			3,078,319			3,095,097				3,094,241

Forex ( NT$ per US$ )			29.48			29.70				29.15

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2013 and 2012

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2013		3 months, 2012
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	(6,873)	(202,615)	1,079,882
Depreciation	83,809	2,499,603	2,351,395
Amortization	4,896	146,029	140,870
Change in working capital & others	74,416	2,219,465	(706,687)

Net cash flows provided from operating activities	156,248	4,662,482	2,865,460

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(101,131)	(3,016,241)	(1,992,914)
Proceeds from disposal of equipments	237	7,063	34,575
Payment for deferred charges/other changes	(4,669)	(139,256)	(139,383)

Net cash used in investing activities	(105,564)	(3,148,434)	(2,097,722)

Cash Flows from Financing Activities:
Proceeds from short-term loan	—	—	589,975
Proceeds from the exercise of employee stock option /other charges	—	—	(52,524)

Net cash provided from financing activities	—	—	537,451

Foreign currency exchange effect	1,625	46,100	(43,112)

Net increase (decrease) in cash and cash equivalents	52,310	1,560,148	1,262,077

Cash and cash equivalents at beginning of period	531,517	15,852,492	15,939,100

Cash and cash equivalents at end of period	583,827	17,412,640	17,201,177

Forex ( NT$ per US$ )		29.825	29.51

(1)	All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 30, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer